Artificial Intelligence Technology Solutions, Inc.

10800 Galaxie Avenue

Ferndale, Michigan 48220

(877) 787-6258

Filed as SEC Correspondence

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

Washington, D. C. 20549

Attn: Aliya Ishmukhamedova

June 11, 2024

Re:	Artificial Intelligence Technology Solutions, Inc.
Registration Statement on Form S-3
Originally Filed on May 28, 2024
File No. 333-279766
SEC Comment Letter dated June 10, 2024
Amendment Number 1 (filed on June 11, 2024)

Dear Sir or Madam:

Please find below our responses to the Commission’s June 11, 2024 Comment Letter regarding the above-referenced S-1. Artificial Intelligence Technology Solutions, Inc. is referred to herein as the “Company”, “we”, or “us”.

Cover Page

Response to Comment 1

We have deleted the reference to warrants and units on the Cover Page. .

Plan of Distribution, page 18

Response to Comment 2

We have disclosed at page 18 that we will selling the securities at fixed prices.

Item 16. Exhibits, page II-2

Response to Comment 3

The Exhibit 5.1 Legal Opinion has been amended, including the deleting the reference to “resale” of the Common Stock Shares.

General

Response to Comment 4

We have disclosed the following on the Front Cover:

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant as of May 20, 2024 based upon the closing price reported on such date was approximately $88,742,689.

We hereby acknowledge the following: (a) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (b) the action of the Commission of the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and disclosure in the filing; and (c) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws.

Please contact our securities counsel, Frederick M. Lehrer, at (561) 706-7646 or flehrer@securitiesattorney1.com should you have any questions regarding Amendment Number 1 of the Form S-3. .

Sincerely yours,

By:	/s/ Steven Reinharz
Steven Reinharz, Chief Executive Officer